SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and Consolidated

Interim Financial Information - ITR

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2015

and Report on Review of Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Interim Financial Information - ITR

March 31, 2015

Contents

Performance report	01
Audit committee statement	07
Directors' statement on the interim financial information	08
Directors' statement on the auditor’s report on review of interim financial information	09
Independent auditor’s report on the interim financial information	10
Capital	12

Individual interim financial information – ITR for the period ended March 31, 2015

Statements of financial position	13
Statements of operations	15
Statements of comprehensive loss	16
Statements of cash flows	17
Statements of changes in equity	18
Statements of value added	20

Consolidated interim financial information - ITR for the period ended March 31, 2015

Statements of financial position	21
Statements of operations	23
Statements of comprehensive loss	24
Statements of cash flows	25
Statements of changes in equity	27
Statements of value added	29
Notes to the interim financial information - ITR	30

Message from Management

We recorded an operating margin of 6.1% in 1Q15, with operating income (EBIT) of R$153.8 million, an increase of 6.5% year-over-year. Net revenue was R$2.5 billion, up 0.5% over the same period. Accumulated over the last 12 months, total net revenue registered a new historic high of R$10.1 billion.

The first months of this year were marked by the economic slowdown and a challenging competitive scenario. Even in this environment, we maintained the level of total revenue compared to 1Q14, through the diversification of revenue lines and continuous improvement of our operations and our products. The significant 32.8% increase in ancillary and cargo revenue in the quarter mitigated the decrease in ticket prices. Yield decreased by 8.6% and the PRASK fell by 6.3%, offset by an increase in load factor.

Regarding the industry, capacity for the quarter increased 6.4%, while demand grew 7.9%, both compared to 1Q14. We increased capacity by 4.0% and demand by 6.6%, which represented an expansion in load factor of 2.0 percentage points versus the same period in 2014. Although we have increased supply in the quarter, it is worth noting the zero growth forecast for the supply in 2015 will be maintained.

During this quarter, we broke two records in the national aviation segment, being: (i) the number of passengers transported in a single day by a single airline: 157,000 people on January 15, 2015, and (ii) we served more than 4 million customers in a month, in January of this year. We also led in on-time performance in the first quarter of this year, with 94.13% of flights on-time, according to data from Infraero for the domestic market. During the month of March, the index reached 96.72%, with over 23,000 domestic flights in the period.

We recorded as well the leadership in number of tickets issued for the corporate segment, in line with our focus to expand our portfolio of Corporate Customers. In addition, we had the largest growth in the sector, 14.2%, compared to the same period last year and reached 31.3% of share for this segment, according to Abracorp – Brazilian Association of Corporate Travel Agencies.

We inaugurated the new Gollog terminal at Congonhas Airport, which further strengthen ancillary revenues. With 2.1 thousand square meters, the space stands out for its easily accessible location in downtown Sao Paulo and for the operation itself. This inauguration is part of the strategy to modernize the infrastructure of our cargo transportation, improve service processes and increase efficiency in deliveries. We also signed cargo interline agreement with Air France and KLM. The partnership allows the sale of the service in all departure points offered by GOL to the destinations offered by both companies. It enables both companies to enter new markets.

We expanded sale points utilizing GDS (Global Distribution System), allowing us to increase sales in 15 new countries, in line with our strategy to increase international revenues for the company.

Although we have many achievements to celebrate, the current scenario of high exchange rate volatility and low economic activity causes us to continually manage our costs and to search for new sources of revenue. In this quarter the exchange rate at the end of March was 41.8% higher than the same period in 2014. GOL posted a net exchange variation of R$774.1 million negative (with no immediate cash effect), which explains the net loss of R$672.7 million in the quarter. Disconsidering the exchange rate impact, the result would be a net gain of R$100.0 million in the period.  We are attentive to opportunities of accessing the capital markets already considering the new corporate structure recently implemented with a view towards an eventual capitalization.

We reinforce the belief that the successful passage of this turbulent period, will be given by the discipline of execution our strategic plan and strengthening, even more, our pillars positioning; the obsessive search for the highest standard security; the lowest cost obtained through the gain of efficiency and; focus on intelligence, based on technology and in the relentless pursuit of efficiency to provide even better services to our customers.

I would like to take this opportunity to thank our clients, the trust of our investors and our Team of Eagles that, during this period, have realized that the plan has not changed and the tailwind will soon be in our favor again.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Highlights of the subsidiary Smiles’ results in 1Q15

         43.5% in the number of accrued ex-GOL miles compared to 1Q14;

         Miles redeemed increase by 13.4% over 1Q14;

         Operating income of R$85.0 million, 23.9% higher than in 1Q14;

         Operating cash flow of R$335.1 million;

         Net income of R$69.6 million, 11.1% lower than in 1Q14.

Smiles S.A. closed 1Q15 with operating income of R$85.0 million, 23.9% up on 1Q14, with an operating margin of 34.5%, thanks to the 43.5% increase in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to a significant increase in the return on capital indicators.

Operating and Financial Indicators

Traffic Data	1Q15	1Q14	% Var.	4Q14	% Var.
Aviation Market - Industry
RPK Industry – Total	32,624	30,240	7.9%	32,452	0.5%
RPK Industry – Domestic	24,524	23,219	5.6%	24,919	-1.6%
RPK Industry - International	8,099	7,021	15.4%	7,533	7.5%
ASK Industry – Total	40,443	38,015	6.4%	39,962	1.2%
ASK Industry – Domestic	30,349	29,186	4.0%	30,794	-1.4%
ASK Industry - International	10,094	8,829	14.3%	9,167	10.1%
Industry Load Factor - Total	80.7%	79.5%	1.2 p,p	81.2%	-0.5 p,p
Industry Load Factor - Domestic	80.8%	79.6%	1.2 p,p	80.9%	-0.1 p,p
Industry Load Factor - International	80.2%	79.5%	0.7 p,p	82.2%	-2.0 p,p
Aviation Market – GOL
RPK GOL – Total	10,172	9,539	6.6%	10,352	-1.7%
RPK GOL – Domestic	8,920	8,502	4.9%	9,181	-2.8%
RPK GOL – International	1,252	1,037	20.7%	1,171	6.9%
ASK GOL – Total	13,033	12,529	4.0%	13,155	-0.9%
ASK GOL – Domestic	11,308	11,075	2.1%	11,497	-1.6%
ASK GOL - International	1,725	1,453	18.7%	1,657	4.1%
GOL Load Factor - Total	78.1%	76.1%	2.0 p,p	78.7%	-0.6 p,p
GOL Load Factor - Domestic	78.9%	76.8%	2.1 p,p	79.9%	-1.0 p,p
GOL Load Factor - International	72.6%	71.4%	1.2 p,p	70.7%	1.9 p,p
Operational Data	1Q15	1Q14	% Var.	4Q14	% Var,
Revenue Passengers - Pax on board ('000)	10,120.9	9,828.0	3.0%	10,709.2	-5.5%
Aircraft Utilization (Block Hours/Day)	11.7	11.6	0.6%	11.8	-0.6%
Departures	80,814	79,133	2.1%	83,342	-3.0%
Average Stage Length (km)	951	909	4.7%	932	2.0%
Fuel consumption (mm liters)	402	386	4.2%	409	-1.6%
Full-time equivalent employees at period end	16,825	16,157	4.1%	16,875	-0.3%
Average Operating Fleet	130	126	3.4%	129	0.8%
Financial Data	1Q15	1Q14	% Var.	4Q14	% Var,
Net YIELD (R$ cents)	21.90	23.95	-8.6%	23.58	-7.1%
Net PRASK (R$ cents)	17.09	18.23	-6.3%	18.55	-7.9%
Net RASK (R$ cents)	19.22	19.90	-3.4%	20.75	-7.4%
CASK (R$ cents)	18.03	18.74	-3.8%	19.45	-7.3%
CASK ex-fuel (R$ cents)	12.00	10.67	12.4%	11.92	0.7%
Spread RASK – CASK (R$ cents)	1.19	1.16	2.9%	1.30	-8.5%
Average Exchange Rate[1]	2.8702	2.3652	21.4%	2.5437	12.8%
End of period Exchange Rate[1]	3.2080	2.2630	41.8%	2.6562	20.8%
WTI (avg. per barrel, US$)[2]	48.6	98.7	-50.7%	73.2	-33.6%
Price per liter Fuel (R$)[3]	1.96	2.62	-25.3%	2.43	-19.4%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.43	0.77	-44.2%	0.61	-29.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

Airline Market – Industry

In 1Q15, with reduced predictability in the economy and exchange rate, airlines have concentrated efforts to maintain the level of activity and deal with the rapidly changing demand profile. With this, the seat supply (ASK), increased by 6.4% and demand (RPK), in turn, increased by 7.9%. The load factor grew 1.2p.p., reaching 80.7%.

The number of passengers transported in the domestic market increased by 3.9% to 24.5 million. In the international market, more than 1.8 million passengers were transported, 18.8% higher than in the same period last year.

Domestic Market – GOL

Domestic supply increased by 2.1% over 1Q14, reflecting GOL’s substantial capacity management flexibility, allowing it to take advantage of seasonal market opportunities. It is worth noting that the forecast for zero growth in 2015 is maintained, so that domestic supply will adjust throughout the year.

Domestic demand had another quarter of evolution, with an increase of 4.9% compared to 2014, leading the domestic load factor to 78.9%, up 2.1p.p.

During the quarter, GOL transported 9.5 million passengers in the domestic market, 2.4% above the number of passengers in 2014.

Even with reduced economic activity in the country, GOL, once again, was the leader in tickets sold to corporate passangers, with a share of 31.3%, according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International Market – GOL

International supply increased by 18.7% in the year. The Company announced several new flights during the year, including to Tobago, in the Caribbean, from Guarulhos airport in São Paulo, beginning in January 2015, and to Mendoza, Argentina, beginning in July 2015.

International demand followed the pace of expansion higher than supply and raised 20.7% in the quarter, bringing the load factor to 72.6%, an increase of 1.2p.p.

GOL transported 579.3 thousand passengers in the international market in the quarter, 12.8% more than in 2014. The Company maintained its focus on gradually increasing its frequencies and destinations in other countries, expanding the share of foreign-currency revenue.

PRASK and Yield

As a result of the lower economic activity registered in the country and the exchange rate with high volatility, which ended the quarter 41.8% higher than the same period in 2014, the yield fell by 8.6% and PRASK partially benefited due to increased load factor by 2 p.p. and fell by 6.3% in the annual comparison.

Fleet Plan	2015	2016	>2016	Total
Fleet (End of Period)	140	139
Aircraft Commitments (R$ million)*	1,336.1	1,672.9	44,363.8	47,372.8
Pre-Delivery Payments (R$ million)	306.4	186.3	5,856.0	6,348.6

Fleet (End of Period)	1Q15	1Q14	Var.
Boeing 737-NG Family	140	147	-7
737-800 NG	105	111	-6
737-700 NG	35	36	-1
737-300 Classic*	-	7	-7
767-300/200*	-	1	-1
Opening for rent Type
Financial Leasing (737-NG and 767)	45	46	-1
Operating Leasing	95	102	-7

At the end of 1Q15, out of a total of 140 Boeing 737-NG aircraft, GOL was operating 136 aircraft on its routes. Of the 4 remaining aircraft, 3 were in the process of being returned to their lessors and 1 was sent via sub-leasing to an European airline.

GOL has 95 aircraft under operating leases and 45 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 1Q15, GOL received 1 aircraft B737 NG under operating lease and returned 2 B737 NGs.

The average age of the fleet was 7.5 years at the end of 1Q15. In order to maintain this indicator at low levels, the Company has 129 firm aircraft acquisition orders with Boeing for fleet renewal by 2026.

Capex

GOL posted a net investment of R$169.5 million in 1Q15, considering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

2015 Financial Guidance

2015 Financial Guidance	From	To	1Q15 Results
Annual Change in Domestic Supply (ASK)	Zero		2.1%
Average Exchange Rate (R$ /US$)	3.15	2.95	2.87
Jet Fuel Price	2.30	2.10	1.96
Operating Margin (EBIT)	2%	5%	6.1%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Audit Committee statement

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the interim financial information for the period ended March 31, 2015. Based on the procedures performed, considering also the independent auditor’s report - Ernst & Young Auditores Independentes S.S., dated May 12, 2015, and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, May 11, 2015.

Richard F. Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

Directors' statement on the interim financial information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with CVM Rule nº480/09, the Directors declare that discussed, reviewed and agreed with the interim financial information - ITR for the period ended March 31, 2015.

São Paulo, May 12, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the auditor’s review of Interim Financial Information

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the report on review of interim financial information – ITR for the period ended March 31, 2015.

São Paulo, May 12, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from the original in Portuguese into English)

Independent auditor’s report on interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A.. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended March 31, 2015, which comprises the balance sheet as at March 31, 2015 and the related statement of operations, statement of comprehensive loss for the quarter,  the statement of changes in equity and statement of cash flows for the three-month period then ended, and a summary of significant accounting practices and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting

Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual and consolidated financial information

Based on our review, we are not aware of any fact that makes us believe that the interim individual and consolidated financial information included in the Quarterly Information referred above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (SVA) for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the interim individual and consolidated financial information taken as a whole.

Audit and review of the amounts corresponding to prior period

The amounts correspondent to the statements of operations, of comprehensive loss, of changes in shareholders’ equity, of cash flows and of value added for the three-months period ended March 31, 2014 presented for comparison purposes, were previously reviewed by other independent accountants, who issued a review report of quarterly information dated May 14, 2014.

São Paulo, May 12, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Accountant CRC-1SP144343/O-3	Vanessa R. Martins Accountant CRC-1SP244569/O

GOL Linhas Aéreas Inteligentes S.A.

Company Profile / Subscribed Capital

Number of shares	Current Year
03/31/2015
Paid-in capital	5,035,037,140
Preferred	139,318,357
Total	5,174,355,497
Treasury	2,064,782
Total	2,064,782

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2015	Prior Year 12/31/2014
1	Total assets	1,654,157	1,790,138
1.01	Current assets	566,733	561,036
1.01.01	Cash and cash equivalents	539,742	459,364
1.01.02	Short-term investments	114	56,491
1.01.06	Recoverable taxes	7,055	10,289
1.01.07	Prepaid expenses	348	532
1.01.08	Other current assets	19,474	34,360
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	19,467	34,353
1.02	Noncurrent assets	1,087,424	1,229,102
1.02.01	Long-term assets	192,313	186,195
1.02.01.06	Taxes	83,754	84,697
1.02.01.06.01	Deferred taxes	63,301	65,305
1.02.01.06.02	Recoverable taxes	20,453	19,392
1.02.01.08	Related-party transactions	53,847	52,778
1.02.01.08.04	Other related-party transactions	53,847	52,778
1.02.01.09	Other noncurrent assets	54,712	48,720
1.02.01.09.03	Deposits	29,227	26,706
1.02.01.09.04	Restricted cash	25,485	22,014
1.02.02	Investments	-	181,220
1.02.03	Property, plant and equipment	895,111	861,687

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2015	Prior Year 12/31/2014
2	Total liabilities and stockholder’s equity	1,654,157	1,790,138
2.01	Current liabilities	55,289	58,908
2.01.01	Salaries, wages and benefits	590	519
2.01.01.02	Salaries, wages and benefits	590	519
2.01.02	Suppliers	723	437
2.01.03	Taxes payable	2,463	-
2.01.04	Short-term debt	50,970	56,619
2.01.05	Other liabilities	350	567
2.01.05.02	Others	350	567
2.01.05.02.04	Other liabilities	350	567
2.01.06	Provisions	193	766
2.02	Noncurrent liabilities	2,856,575	2,249,617
2.02.01	Long-term debt	2,535,529	2,098,209
2.02.02	Other liabilities	321,046	151,408
2.02.02.01	Liabilities with related-party transactions	186,826	151,408
2.02.02.02	Others	134,220	-
2.02.02.02.05	Loss on Investiment	134,220	-
2.03	Stockholder’s equity	(1,257,707)	(518,387)
2.03.01	Capital	2,581,951	2,581,913
2.03.01.01	Issued capital	2,618,837	2,618,748
2.03.01.02	Cost on issued shares	(36,886)	(36,886)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	168,558	165,772
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(31,132)	(31,357)
2.03.02.07	Share-based payments	96,324	93,763
2.03.05	Accumulated losses	(4,519,078)	(3,814,522)
2.03.06	Equity valuation adjustments	510,862	548,450
2.03.06.01	Equity valuation adjustments	(178,556)	(138,713)
2.03.06.02	Change in equity through public offer	689,418	687,163

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Operations

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
3.04	Operating expenses/revenues	(273,834)	(150,410)
3.04.02	General and administrative expenses	(2,750)	(4,813)
3.04.04	Other operating income	8,009	48,373
3.04.06	Equity in subsidiaries	(279,093)	(193,970)
3.05	Loss before taxes and financial result	(273,834)	(150,410)
3.06	Financial result	(423,527)	19,221
3.06.01	Financial income	2,531	83,773
3.06.01.01	Financial income	2,531	2,135
3.06.01.02	Exchange variation, net	-	81,638
3.06.02	Financial expenses	(426,058)	(64,552)
3.06.02.01	Financial expenses	(55,524)	-
3.06.02.02	Exchange variation, net	(370,534)	-
3.07	Loss before taxes	(697,361)	(131,189)
3.08	Income taxes	(7,195)	(6)
3.08.01	Current	(5,035)	-
3.08.02	Deferred	(2,160)	(6)
3.09	Result from continuing operations, net	(704,556)	(131,195)
3.11	Net loss for the period	(704,556)	(131,195)

GOL Linhas Aéreas Inteligentes S.A.

Individual Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
4.01	Net loss for the period	(704,556)	(131,195)
4.02	Other comprehensive (loss) income	(39,843)	(29,711)
4.02.01	Cash flow hedges	(60,368)	(45,017)
4.02.02	Tax effect	20,525	15,306
4.03	Comprehensive loss for the period	(744,399)	(160,906)

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Cash Flows – Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
6.01	Net cash used in operating activities	115,456	34,522
6.01.01	Cash flows from operating activities	745,415	153,250
6.01.01.02	Deferred taxes	2,160	6
6.01.01.03	Equity in subsidiaries	279,093	193,970
6.01.01.04	Share-based payments	1,190	1,592
6.01.01.05	Exchange and monetary variations, net	471,764	(62,787)
6.01.01.06	Interest on loans	51,808	44,065
6.01.01.07	Interest paid	(60,600)	(39,448)
6.01.01.09	Unrealized results of hedge, net	-	15,852
6.01.01.12	Write-off property, plant and equipment and intangible assets	-	-
6.01.02	Changes assets and liabilities	74,597	12,467
6.01.02.02	Financial applications used for trading	56,377	1,407
6.01.02.03	Deposits	(2,521)	(2,305)
6.01.02.04	Prepaid expenses and recoverable taxes	1,786	13,685
6.01.02.05	Other assets	14,886	50
6.01.02.06	Suppliers	286	(1,924)
6.01.02.07	Taxes payable	2,307	261
6.01.02.08	Other obligations	1,405	975
6.01.02.09	Salaries, wages and benefits	71	318
6.01.03	Others	(704,556)	(131,195)
6.01.03.01	Net loss for the year	(704,556)	(131,195)
6.02	Net cash used in investing activities	(39,314)	71,648
6.02.01	Advances for future capital increase	(2,621)	(90,000)
6.02.02	Related-party transactions	202	(192)
6.02.03	Restricted cash	(3,471)	(551)
6.02.05	Advance for future capital increase	-	65,703
6.02.06	Advances for property, plant and equipment acquisition	(33,424)	99,055
6.02.07	Capital increase on subsidiary	-	(2,367)
6.03	Net cash generated by financing activities	4,236	389,011
6.03.01	Loan funding	99	-
6.03.02	Loan and lease payment	-	-
6.03.03	Credit with related parties	4,099	389,011
6.03.05	Capital increase	89	-
6.03.07	Shares to be issued	(51)	-
6.05	Net increase (decrease) in cash and cash equivalents	80,378	495,181
6.05.01	Cash and cash equivalents at beginning of the year	459,364	343,793
6.05.02	Cash and cash equivalents at end of the year	539,742	838,974

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Changes in Equity – From 01/01/2015 to 03/31/2015

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.03	Adjusted balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)
5.04	Stockholder’s capital transactions	38	5,041	-	-	5,079
5.04.08	Share-based payments	-	2,786	-	-	2,786
5.04.09	Stock options exercised	38	-	-	-	38
5.04.10	Gains on change on investment	-	2,255	-	-	2,255
5.05	Total comprehensive loss	-	-	(704,556)	(39,843)	(744,399)
5.05.01	Net loss for the period	-	-	(704,556)	-	(704,556)
5.05.02	Other comprehensive loss	-	-	-	(39,843)	(39,843)
5.05.02.06	Other comprehensive result, net	-	-	-	(39,843)	(39,843)
5.07	Closing balance	2,581,951	857,976	(4,519,078)	(178,556)	(1,257,707)

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Changes in Equity – From 01/01/2014 to 12/31/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	-	73,970	-	-	73,970
5.04.11	Gains on investment sold	-	73,970	-	-	73,970
5.05	Total comprehensive result	-	1,592	(131,195)	(29,711)	(159,314)
5.05.02	Other comprehensive income	-	1,592	(131,195)	(29,711)	(159,314)
5.05.02.07	Other comprehensive income, net	-	-	-	(29,711)	(29,711)
5.05.02.08	Net loss for the period	-	-	(131,195)	-	(131,195)
5.05.02.09	Share-based payments	-	1,592	-	-	1,592
5.07	Closing balance	2,469,623	843,380	(2,699,548)	(47,873)	565,582

GOL Linhas Aéreas Inteligentes S.A.

Individual Interim Financial Information / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
7.01	Revenue	8,009	48,373
7.01.02	Other revenue	8,009	48,373
7.01.02.01	Other operating income	8,009	48,373
7.02	Acquired from third parties	(1,421)	(2,660)
7.02.02	Material, power, third-party services and other	(1,421)	(2,660)
7.03	Gross value added	6,588	45,713
7.05	Added value produced	6,588	45,713
7.06	Value added received in transfer	(276,562)	(191,835)
7.06.01	Equity in subsidiaries	(279,093)	(193,970)
7.06.02	Financial income	2,531	2,135
7.07	Total wealth for distribution	(269,974)	(146,122)
7.08	Wealth for distribution	(269,974)	(146,122)
7.08.01	Employees	1,480	2,220
7.08.01.01	Salaries	1,415	2,152
7.08.01.03	F.G.T.S.	65	68
7.08.02	Taxes	7,043	(61)
7.08.02.01	Federal taxes	7,043	(61)
7.08.03	Third-party capital remuneration	426,059	(17,086)
7.08.03.01	Interest	426,059	(32,987)
7.08.03.03	Other	-	15,901
7.08.03.03.01	Lenders	-	15,901
7.08.04	Return on own capital	(704,556)	(131,195)
7.08.04.03	Loss for the period	(704,556)	(131,195)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2015	Prior Year 12/31/2014
1	Total assets	10,328,493	9,976,647
1.01	Current assets	2,914,012	2,986,198
1.01.01	Cash and cash equivalents	1,956,292	1,898,773
1.01.02	Short-term investments	100,472	355,134
1.01.02.01	Short-term investments at fair value	100,472	355,134
1.01.02.01.03	Restricted cash	59,959	58,310
1.01.02.01.04	Short-term investments	40,513	296,824
1.01.03	Accounts receivable	447,830	352,284
1.01.04	Inventories	162,473	138,682
1.01.06	Recoverable taxes	74,574	81,245
1.01.07	Prepaid expenses	88,096	99,556
1.01.08	Other current assets	84,275	60,524
1.01.08.03	Others	84,275	60,524
1.01.08.03.03	Other credits	31,965	41,678
1.01.08.03.04	Rights on derivatives transactions	52,310	18,846
1.02	Noncurrent assets	7,414,481	6,990,449
1.02.01	Long-term assets	2,015,449	1,665,746
1.02.01.06	Taxes	704,431	557,309
1.02.01.06.01	Deferred Taxes	632,111	486,975
1.02.01.06.02	Recoverable taxes	72,320	70,334
1.02.01.07	Prepaid expenses	16,177	18,247
1.02.01.09	Other noncurrent assets	1,294,841	1,090,190
1.02.01.09.03	Restricted cash	339,043	273,240
1.02.01.09.04	Deposits	925,489	793,508
1.02.01.09.05	Other credits	30,309	23,442
1.02.02	Investments	22,443	8,483
1.02.03	Property, plant and equipment	3,675,243	3,602,034
1.02.03.01	Property, plant and equipment in operation	1,632,910	1,522,310
1.02.03.01.01	Other flight equipments	1,006,816	935,209
1.02.03.01.02	Advances for property, plant and equipment acquisition	495,292	456,197
1.02.03.01.04	Others	130,802	130,904
1.02.03.02	Property, plant and equipment under leasing	2,042,333	2,079,724
1.02.03.02.01	Property, plant and equipment under financial leasing	2,042,333	2,079,724
1.02.04	Intangible	1,701,46	1,714,186
1.02.04.01	Intangible	1,159,044	1,156,701
1.02.04.02	Goodwill	542,302	557,485

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2015	Prior Year 12/31/2014
2	Total liabilities and equity	10,328,493	9,976,647
2.01	Current liabilities	4,346,397	4,212,646
2.01.01	Salaries, wages and benefits	290,836	255,440
2.01.01.02	Salaries, wages and benefits	290,836	255,440
2.01.02	Suppliers	677,980	686,151
2.01.03	Taxes payable	140,081	100,094
2.01.04	Short-term debt	1,171,286	1,110,734
2.01.05	Other liabilities	1,816,704	1,853,133
2.01.05.02	Others	1,816,704	1,853,133
2.01.05.02.04	Taxes and landing fees	300,159	315,148
2.01.05.02.05	Advance ticket sales	912,809	1,101,611
2.01.05.02.06	Mileage program	234,733	220,212
2.01.05.02.07	Advances from customers	93,671	3,196
2.01.05.02.08	Other liabilities	143,572	127,600
2.01.05.02.09	Liabilities from derivative transactions	131,760	85,366
2.01.06	Provisions	249,510	207,094
2.02	Noncurrent liabilities	7,019,585	6,096,975
2.02.01	Long-term debt	5,953,197	5,124,505
2.02.02	Other liabilities	745,096	693,904
2.02.02.02	Others	745,096	693,904
2.02.02.02.03	Mileage program	616,432	559,506
2.02.02.02.05	Taxes payable	36,811	34,807
2.02.02.02.06	Other liabilities	91,853	99,591
2.02.04	Provisions	321,292	278,566
2.03	Stockholder’s equity	(1,037,489)	(332,974)
2.03.01	Capital	2,468,623	2,468,585
2.03.01.01	Issued capital	2,618,837	2,618,748
2.03.01.02	Cost on issued shares	(150,214)	(150,214)
2.03.01.03	Shares to be issued	-	51
2.03.02	Capital reserves	168,558	165,772
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(31,132)	(31,357)
2.03.02.07	Share-based payments	96,324	93,763
2.03.05	Accumulated losses	(4,405,750)	(3,701,194)
2.03.06	Equity valuation adjustments	510,862	548,450
2.03.06.01	Equity valuation adjustments	(178,556)	(138,713)
2.03.06.02	Change in equity through public offer	689,418	687,163
2.03.09	Participation of non-controlling Company’s stockholders	220,218	185,413

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information /Statements of Operations

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 12/31/2014
3.01	Sales and services revenue	2,505,232	2,493,399
3.01.01	Passenger	2,227,458	2,284,288
3.01.02	Cargo and other	277,774	209,111
3.02	Cost of sales and/or services	(1,962,748)	(2,048,208)
3.03	Gross profit	542,484	445,191
3.04	Operating expenses	(388,641)	(300,741)
3.04.01	Sales expenses	(206,183)	(199,851)
3.04.01.01	Marketing expenses	(206,183)	(199,851)
3.04.02	General and administrative expenses	(189,244)	(148,817)
3.04.04	Other operating income	8,009	48,373
3.04.06	Equity in subsidiaries	(1,223)	(446)
3.05	Result before income taxes and financial result	153,843	144,450
3.06	Financial result	(866,553)	(193,782)
3.06.01	Financial income	140,403	160,239
3.06.01.01	Financial income	140,403	102,752
3.06.01.02	Exchange variation, net	-	57,487
3.06.02	Financial expenses	(1,006,956)	(354,021)
3.06.02.01	Exchange variation, net	(774,068)	-
3.06.02.02	Financial expenses	(232,888)	-
3.07	Loss before income taxes	(712,710)	(49,332)
3.08	Income taxes	39,988	(46,814)
3.08.01	Current	(84,467)	(39,256)
3.08.02	Deferred	124,455	(7,558)
3.09	Result from continuing operations, net	(672,722)	(96,146)
3.11	Net loss for the period	(672,722)	(96,146)
3.11.01	Attributable to Company’ stockholders	(704,556)	(131,195)
3.11.02	Attributable to non-controlling Company’ stockholders	31,834	35,049

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
4.01	Net loss for the period	(672,722)	(96,146)
4.02	Other comprehensive income (loss)	(39,843)	(29,711)
4.02.01	Cash flow hedges	(60,368)	(45,017)
4.02.02	Tax effect	20,525	15,306
4.03	Comprehensive income/loss for the period	(712,565)	(125,857)
4.03.01	Attributable to Company’ stockholders	(744,399)	(160,906)
4.03.02	Attributable to non-controlling Company’ stockholders	31,834	35,049

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Cash Flows – Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
6.01	Net cash generated by operating activities	525,747	459,138
6.01.01	Cash flows from operating activities	1,287,997	299,126
6.01.01.01	Depreciation and amortization	100,425	135,252
6.01.01.02	Allowance for doubtful accounts	6,050	4,195
6.01.01.03	Provisions for judicial deposits	12,526	4,650
6.01.01.05	Reversion for inventory obsolescence	14	(34)
6.01.01.06	Deferred taxes	(124,455)	7,558
6.01.01.07	Share-based payments	3,060	1,954
6.01.01.08	Exchange and monetary variations, net	1,066,238	3,216
6.01.01.09	Interest on loans and financial lease	141,115	99,306
6.01.01.10	Unrealized hedge results	4,678	15,852
6.01.01.12	Mileage program	71,447	15,275
6.01.01.13	Write-off property, plant and equipment and intangible assets	4,230	40
6.01.01.14	Equity in subsidiaries	1,223	446
6.01.01.15	Result share plan provision	1,446	11,416
6.01.02	Changes assets and liabilities	(89,528)	256,158
6.01.02.01	Accounts receivable	(101,596)	(143,114)
6.01.02.02	Financial applications used for trading	256,311	666,939
6.01.02.03	Inventories	(23,805)	(10,218)
6.01.02.04	Deposits	(22,539)	(52,684)
6.01.02.05	Prepaid expenses, insurance and tax recoverable	12,778	(12,665)
6.01.02.06	Other assets	2,843	13,299
6.01.02.07	Suppliers	(8,171)	8,025
6.01.02.08	Advanced ticket sales	(188,802)	(26,316)
6.01.02.09	Liabilities from Derivative Transactions	(52,116)	21,429
6.01.02.10	Advances from customers	90,475	(70,590)
6.01.02.11	Salaries, wages and benefits	33,950	2,654
6.01.02.12	Taxes and landing fees	(14,989)	8,364
6.01.02.13	Taxes payable	65,241	28,956
6.01.02.14	Provisions	31,533	(35,864)
6.01.02.15	Other Liabilities	8,234	7,408
6.01.02.16	Interest paid	(155,470)	(126,466)
6.01.02.17	Income tax paid	(23,405)	(22,999)
6.01.03	Others	(672,722)	(96,146)
6.01.03.01	Net loss for the year	(672,722)	(96,146)
6.02	Net cash used in investing activities	(272,962)	95,392
6.02.03	Restricted Cash	(67,452)	46,256
6.02.04	Property, Plant and Equipment	(157,062)	(81,645)
6.02.05	Intangible	(9,353)	(27,727)
6.02.06	Investment acquisition	-	(6,250)
6.02.07	Investment sale, net	-	65,703
6.02.08	Advances for property, plant and equipment acquisition	(39,095)	99,055

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Cash Flows – Indirect Method (Continued)

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
6.03	Net cash (used in) generated by financing activities	(68,129)	(1,861)
6.03.01	Loan funding	191,174	70,645
6.03.02	Payments	(172,112)	(21,598)
6.03.04	Capital increase	5,041	-
6.03.06	Financial leasing payment	(92,181)	(50,908)
6.03.07	Shares to be issued	(51)	-
6.03.10	Cost on loans	-	-
6.04	Exchange and monetary variations, net	(127,137)	(62,766)
6.05	Net increase in cash and cash equivalents	57,519	489,903
6.05.01	Cash and cash equivalents at beginning of the year	1,898,773	1,635,647
6.05.02	Cash and cash equivalents at end of the year	1,956,292	2,125,550

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Changes in Equity – From 01/01/2015 to 03/31/2015

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Consolidated Equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.03	Adjusted balance	2,468,585	852,935	(3,701,194)	(138,713)	(518,387)	185,413	(332,974)
5.04	Stockholder’s capital transactions	38	5,041	-	-	5,079	2,971	8,050
5.04.08	Share-based payments	-	2,786	-	-	2,786	274	3,060
5.04.09	Stock options exercised	38	-	-	-	38	4,952	4,990
5.04.10	Gains on change on investment	-	2,255	-	-	2,255	(2,255)	-
5.05	Total comprehensive (loss) income	-	-	(704,556)	(39,843)	(744,399)	31,834	(712,565)
5.05.01	Net loss for the period	-	-	(704,556)	-	(704,556)	31,834	(672,722)
5.05.02	Other comprehensive income (loss)	-	-	-	(39,843)	(39,843)	-	(39,843)
5.05.02.06	Other comprehensive results, net	-	-	-	(39,843)	(39,843)	-	(39,843)
5.07	Closing balance	2,468,623	857,976	(4,405,750)	(178,556)	(1,257,707)	220,218	(1,037,489)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Changes in Equity – From 01/01/2013 to 12/31/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total consolidated equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Shareholders’ capital transactions	-	73,970	-	-	73,970	37,949	111,919
5.04.09	Gains on investment sold	-	73,970			73,970	37,949	111,919
5.05	Total comprehensive income	-	1,592	(131,195)	(29,711)	(159,314)	35,205	(124,109)
5.05.02	Other comprehensive income	-	1,592	(131,195)	(29,711)	(159,314)	35,205	(124,109)
5.04.02.06	Share-based payments	-	1,592	-	-	1,592	156	1,748
5.05.02.07	Net loss for the period	-	-	(131,195)	-	(131,195)	35,049	(96,146)
5.05.02.08	Other comprehensive results, net	-	-	-	(29,711)	(29,711)	-	(29,711)
5.07	Closing balance	2,356,295	843,380	(2,586,220)	(47,873)	565,582	640,728	1,206,310

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Interim Financial Information / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2015 to 03/31/2015	01/01/2014 to 03/31/2014
7.01	Revenue	2,657,355	2,677,010
7.01.02	Other revenue	2,657,987	2,672,815
7.01.02.01	Passengers, cargo and other	2,649,978	2,624,442
7.01.02.02	Other operating income	8,009	48,373
7.01.04	Allowance/reversal for doubtful accounts	(632)	4,195
7.02	Acquired from third parties	(1,626,308)	(1,723,166)
7.02.02	Material, power, third-party services and other	(693,445)	(528,974)
7.02.04	Other	(932,863)	(1,194,192)
7.02.04.01	Suppliers of fuel and lubrificants	(802,432)	(1,023,879)
7.02.04.02	Aircraft insurance	(6,447)	(4,885)
7.02.04.03	Sales and advertising	(123,984)	(165,428)
7.03	Gross value added	1,031,047	953,844
7.04	Retentions	(100,425)	(135,252)
7.04.01	Depreciation, amortization and exhaustion	(100,425)	(135,252)
7.05	Added value produced	930,622	818,592
7.06	Value added received in transfer	139,180	102,306
7.06.01	Equity in subsidiaries	(1,223)	(446)
7.06.02	Financial income	140,403	102,752
7.07	Total wealth for distribution	1,069,802	920,898
7.08	Wealth for distribution	1,069,802	920,898
7.08.01	Employees	384,146	325,499
7.08.01.01	Salaries	312,699	271,510
7.08.01.02	Benefits	45,363	30,398
7.08.01.03	F.G.T.S.	26,084	23,591
7.08.02	Taxes	136,771	182,049
7.08.02.01	Federal taxes	129,865	175,474
7.08.02.02	State taxes	6,616	5,974
7.08.02.03	Municipal taxes	290	601
7.08.03	Third-party capital remuneration	1,221,607	509,496
7.08.03.01	Interest	1,002,008	272,415
7.08.03.02	Rent	214,649	212,962
7.08.03.03	Other	4,950	24,119
7.08.03.03.01	Lenders	4,950	24,119
7.08.04	Capital remuneration	(672,722)	(96,146)
7.08.04.03	Loss for the period	(704,556)	(131,195)
7.08.04.04	Non-controlling interest	31,834	35,049

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

The Company’s shares are traded on BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

2.     Approval and summary of significant accounting policies applied in preparing the Interim Financial Information

The interim financial information - ITR were authorized for issuance at the Board of Directors’ meeting held on May 12, 2015. The Company’s registered Office is at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1.    Basis of preparation

The individual and consolidated interim financial information – ITR was prepared for the three-month period ended on March 31, 2015 in accordance with International Accounting Standards (“IAS”) 34, and with corresponding Brazilian technical pronouncements, CPC (21).

The consolidated interim financial information – ITR was prepared based on historical cost, except for certain financial assets and liabilities measured at fair value and investments measure through the equity method.

The individual and consolidated interim financial information – ITR do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the individual and consolidated financial statements from the year ended December 31, 2014 filed on March 30, 2015, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted during the period from December 31, 2014 to March 31, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The shareholder’s equity individual and consolidated interim financial information – ITR do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

The non-financial information included on this Individual and consolidated interim financial information - ITR, such as sales volume, agreement information, forecasts, insurance, among others, have not been reviewed.

2.2.    New standards, amendments and interpretations

a) New standards and interpretations issued by IASB but not applicable until March 31, 2015 with no early adoption by the Company:

•    IFRS 9 Financial instruments: On July, 2014, IASB issued the final version of IFRS 9 - Financial Instruments, which reflects all phases of the financial instruments project, and replaces the IAS 39 - Financial Instruments: Recognition and Measurement and all IFRS 9’s previous versions. The standard introduces new requirements on classification and measurement, loss on impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on January 01, 2018 or thereafter, and the early application is not allowed. Retrospective application is required, but it is not mandatory, however, the presentation of comparative information. Early adoption of earlier versions of IFRS 9 (2009, 2010 and 2013) is allowed if the initial application date is earlier than February 01, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, not causing, however, any impact on the classification and measurement of the financial liabilities of the Company.

•    IFRS 15 Revenue contract with customers: Establish a model of five steps that apply to income received from a customer contract, regardless of the type of revenue or industry transaction. Applies to all revenue contracts and provides a model for the recognition and measurement of gains or losses on the sale of certain non-financial assets that are not related to the regular activities of the entity (i.e. real estate sales, installations and equipment or intangibles). Extensive disclosures are also required by this standard. This Statement shall be applied for annual periods beginning on or after January 01, 2017, with earlier application allowed.

In addition the following new standards, amendments and interpretations were issued by IASB, but the Company’s Management does not expect impacts on the individual and consolidated interim financial information on the initial adoption:

•    IFRS 14 - Deferred Regulatory Accounts - Applicable for annual periods beginning on January 01, 2016 or thereafter;

•    Amendments to IFRS 11 Joint Arrangements: Acquisitions accounting for corporate parties - Applicable for annual periods beginning on January 01, 2016 and thereafter, and the early application is not allowed in Brazil.

•    Amendments to IAS 16 and IAS 38 – Explanation of acceptable methods of depreciation amortization - The amendments are applicable prospectively for annual periods beginning on January 01, 2016 or thereafter.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company intends to adopt those Standards when these become effective and disclose and recognize the impacts in the interim financial information that may occur on application of those standards.

Considering the current of the Company and its subsidiaries, management does not expect this change to have a material effect on the interim financial information - ITR from its adoption.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on net income or equity issued by the Company.

3.     Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.     Cash and cash equivalents

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Cash and bank deposits	72,565	32,995	554,018	507,248
Cash equivalents	467,177	426,369	1,402,274	1,391,525
	539,742	459,364	1,956,292	1,898,773

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Private bonds	466,372	426,369	1,246,801	1,130,462
Government bonds	-	-	-	63
Investment funds	805	-	155,473	261,000
	467,177	426,369	1,402,274	1,391,525

As of March 31, 2015, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 90% and 101% of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds were represented primarily by government bonds paid at a weighted average rate of 100% of the CDI rate.

The investment funds classified as cash equivalents have high liquidity and, according to the Company analysis, readly convertible to a known amount of cash with insignificant risk of change in its value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Repatriation of the generated cash in Venezuela

On January 23, 2014, the Venezuela government announced that the airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") by the official rate of BS 6.30/US$1.00. This rate experienced a level increase and the rate as of March 31, 2015 was BS 12.00/US$1.00. The exchange variation control in Venezuela is determined on a weekly basis by its Federal Reserve (SICAD).

Given this increase, the Company recorded an exchange rate depreciation justified by the intention to repatriate values related to the operations performed in Venezuela as of January, 2014.

The total amount of the cash in Venezuela registered under “Cash and bank deposits” as of March 31, 2015 was BS 885,925. The cash related to 2013 sales is started at the official exchange rate of 6.3 bolivars per U.S. Dollar. Cash related to 2014 sales and repatriation requests are started using SICAD 1 at the exchange rate of 12.0 bolivars per U.S. Dollar. The portion accrued as an impairment from the Venezuelan Bolívar related to U.S. Dollar as of March 31, 2015 was R$75,237 (R$72,972 as of December 31, 2014). The net recoverable balance of R$377,027 is recorded as “Cash and bank deposits”. While the cash is available for use in Venezuela with no restriction, the Company ability to repatriate these funds has been limited due to Venezuelan government controls.

The register is subject to future changes due to the doubtful economic scenario in Vezenuela, with the possibility of new limitations in the cash flows by CADIVI or sanctions by the government that may difficult the cash repatriation of the amounts.

5.     Short-term investments

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Private bonds	114	55,849	13,667	74,127
Government bonds	-	-	25,529	66,030
Investment funds	-	642	1,317	156,667
	114	56,491	40,513	296,824

As of March 31, 2015, the private bonds were represented by CDBs and financial letters with first-rate financial institutions, paid at a weighted average rate of 110% of the CDI rate on onshore investments.

Government bonds are represented primarily by government bonds LTN, NTN and LFT paid at a weighted average of 100% of CDI rate.

Investment funds are represented primarily by private and government bonds paid at a weighted average of 101% of the CDI rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

6.     Restricted cash

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Margin deposits for hedge transactions (a)	-	-	118,656	82,025
Deposits in guarantee of letter of credit - Safra (b)	2,941	-	45,969	42,040
Escrow deposits - Bic Banco (c)	22,042	21,579	77,363	70,820
Escrow deposits - Leasing (d)	-	-	90,097	72,672
Escrow deposits - Debentures (e)	-	-	59,952	58,303
Other deposits	509	442	6,965	5,690
	25,492	22,021	399,002	331,550

Current	7	7	59,959	58,310
Noncurrent	25,485	22,014	339,043	273,240

(a)    Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)    The consolidated amount of R$43,028 is related to the the guarantee of the loan of the subsidiary Webjet (See Note 18).

(c)    The amount of R$22,042 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24b and existing notes guarantees.

(d)   Is related to a credit letter of operational leasings of aircraft.

(e)    Is related to debentures issued by the subsidiary Smiles at fair value, classified as current assets. For further information, see Note 18.

7.     Trade receivable

	Consolidated
	03/31/2015	12/31/2014
Local currency
Credit card administrators	89,319	72,116
Travel agencies	245,445	176,244
Installment sales	43,492	43,730
Cargo agencies	34,580	35,536
Airline partners companies	30,774	29,044
Other (*)	53,553	67,228
	497,163	423,898
Foreign currency
Credit card administrators	28,032	18,502
Travel agencies	22,133	10,151
Cargo agencies	-	89
	50,165	28,742
	547,328	452,640

Allowance for doubtful accounts	(82,979)	(83,837)
	464,349	368,803

Current	447,830	352,284
Noncurrent	16,519	16,519

(*) Includes the amount of R$33,038, related to commercial cooperation strategic partnership with Air France-KLM to be received in two equal installments on June, 2015 and 2016, being the long-term installment registered on “Other credits”. For further information, see Note 12e.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The aging list of accounts receivable is as follows:

	Consolidated
	03/31/2015	12/31/2014
Not yet due	370,976	278,311
Overdue until 30 days	24,929	14,480
Overdue 31 to 60 days	13,766	6,748
Overdue 61 to 90 days	2,623	3,606
Overdue 91 to 180 days	9,376	10,775
Overdue 181 to 360 days	33,540	34,434
Overdue above 360 days	92,118	104,286
	547,328	452,640

The average collection period of installment sales is 6 months and a 6.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 127 days as of March, 31 2015 and December, 31 2014.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	03/31/2015	12/31/2014
Balance at beginning of the period	(83,837)	(85,101)
Additions	(6,050)	(17,143)
Unrecoverable amounts	1,387	9,624
Recoveries	5,521	8,783
Balance at the end of the period	(82,979)	(83,837)

8.     Inventories

	Consolidated
	03/31/2015	12/31/2014
Consumables	30,409	26,020
Parts and maintenance materials	131,284	117,748
Advances to suppliers	2,920	322
Others	10,732	7,450
Provision for obsolescence	(12,872)	(12,858)
	162,473	138,682

The changes in the provision for obsolescence are as follows:

	Consolidated
	03/31/2015	12/31/2014
Balance at the beginning of the period	(12,858)	(12,227)
Additions	(22)	(3,968)
Write-off and reversal	8	3,337
Balance at the end of the period	(12,872)	(12,858)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.     Deferred and recoverable taxes

a)      Recoverable taxes

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
ICMS	-	-	40,061	39,321
Prepaid income taxes	26,267	25,206	70,058	64,750
Withholding taxes (IRRF)	165	3,336	2,214	14,594
PIS and COFINS	-	-	6,378	2,472
Withholding tax of public institutions	-	-	7,369	16,845
Value added tax - IVA	-	-	19,145	12,280
Income tax on imports	1,076	657	1,077	734
Others	-	482	592	583
Total	27,508	29,681	146,894	151,579

Current assets	7,055	10,289	74,574	81,245
Noncurrent assets	20,453	19,392	72,320	70,334

b)      Deferred tax assets (liabilities) - long term

	GLAI		VRG		Smiles		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Income Tax losses	45,792	47,381	271,470	283,543	-	-	317,262	330,924
Negative basis of social contribution	16,485	17,057	97,729	102,075	-	-	114,214	119,132
Temporary differences:
Mileage program	-	-	36,992	46,853	-	-	36,992	46,853
Allowance for doubtful accounts and other credits	-	-	87,538	95,874	1,136	729	88,674	96,603
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,024	867	45,820	41,827	225	158	47,069	42,852
Aircraft return	-	-	129,368	102,524	-	-	129,368	102,524
Derivative transactions not settled	-	-	111,417	88,078	-	-	111,417	88,078
Tax benefit due to goodwill incorporation (a)	-	-		-	54,706	58,353	54,706	58,353
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(138,651)	(116,873)	-	-	(138,651)	(116,873)
Depreciation of engines and parts for aircraft maintenance	-	-	(165,607)	(164,391)	-	-	(165,607)	(164,391)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	211,514	73,412	-	-	211,514	73,412
Others (b)	-	-	131,213	123,264	17,076	9,454	162,688	147,043
Total deferred tax and social contribution - noncurrent	63,301	65,305	481,268	338,651	73,143	68,694	632,111	486,975

(a)      Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the income tax and social contribution calculation.

(b)      The portion of taxes on Smiles unrealized profit in the amount of R$14,399 is registered directly in the consolidated column (R$14,325 as of December 31, 2014).

The Company, VRG and Webjet have net operating losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable profit. The unused balances of net operating losses carryforward are as follow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Income tax losses	183,169	189,522	2,753,326	2,801,620	830,857	818,159
Negative basis of social contribution	183,169	189,522	2,753,326	2,801,620	830,857	818,159

As of March 31, 2015, the tax credits from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations. The forecast of future taxable income on tax losses and negative tax base of social contribution were prepared based on the business plan and approved by the Board of Directors on December 19, 2014.

The Company and its subsidiaries hold the total amount of R$1,282,765, of which R$62,277 is related to its parent Company GLAI and R$1,220,488 is related to its subsidiaries VRG and Webjet.

The forecast of the parent Company presents sufficient taxable profits to be realized over future periods. For the indirect subsidiary Webjet, the forecast did not present sufficient taxable profits to be realized over future periods, and as a result, a provision was recorded for unrealizable loss tax credits of R$282,491. For the subsidiary VRG, such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario due to changes on the dolar currency, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries did not recognized of R$566,933 in its subsidiary VRG.

The Company’s Management considers that the deferred assets recognized as of March 31, 2015 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Loss before income tax and social contribution	(697,361)	(131,189)	(712,710)	(49,332)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	237,102	44,604	242,321	16,773
Adjustments to calculate the effective tax rate:
Equity results	(94,892)	(65,950)	(417)	(152)
Tax losses from wholly-owned subsidiaries	(16,075)	433	(16,414)	183
Income tax on permanent differences and other		-	342	(337)
Nontaxable revenues (nondeductible expenses), net	(495)	(6,130)	(12,019)	(27,810)
Exchange variation on foreign investments	(132,835)	28,791	(172,185)	41,104
Benefit on tax losses and temporary differences not constituted	-	(1,754)	(1,639)	(76,575)
Income tax and social contribution credit (expense)	(7,195)	(6)	39,989	(46,814)

Current income tax and social contribution	(5,035)	-	(84,466)	(39,256)
Deferred income tax and social contribution	(2,160)	(6)	124,455	(7,558)
	(7,195)	(6)	39,989	(46,814)
Effective rate	1.03%	-	-	94.90%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

10.  Prepaid expenses

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Deferred losses from sale-leaseback transactions (a)	-	-	24,457	26,525
Prepaid lease	-	-	8,477	44,093
Prepaid insurance	348	532	15,970	21,408
Prepaid commissions	-	-	18,701	16,204
Others (b)	-	-	36,668	9,573
	348	532	104,273	117,803

Current	348	532	88,096	99,556
Noncurrent	-	-	16,177	18,247

(a)   Related to 11 aircraft 737-800 Next Generation from sale-leaseback transaction from 2006 to 2009. For further information, see Note 30b.

(b)   Includes the amount of R$27,351 related to the agreement with Confederação Brasileira de Futebol (“CBF”) signed in 2013, for the sponsorship and transportation of the Brazilian soccer team and other participating teams in the Brazilian cup and championship, with maturity in the year 2017.

11.  Deposits

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Judicial deposits (a)	29,227	26,706	282,460	266,686
Maintenance deposits (b)	-	-	424,569	343,688
Deposits in guarantee for lease agreements (c)	-	-	218,460	183,134
	29,227	26,706	925,489	793,508

a)    Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of March 31, 2015 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$87,314 and R$69,764 respectively (R$85,558 and R$66,970 as of December 31, 2014, respectively).

b)    Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

c)    Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

12.  Transactions with related parties

a)    Loan agreements - Noncurrent assets and liabilities

       Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset	Liability
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
GLAI with VRG	53,847	52,778	-	4,129
GAC with VRG (*)	-	-	186,826	129,658
LuxCo with VRG	-	-	-	17,621
	53,847	52,778	186,826	151,408

(*)        The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations on U.S. Dollars.

Additionally, the Parent Company holds loans between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$631,656. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

b)    Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.     Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii.     Expresso União Ltda., to provide employees’ transportation, maturing on August 01, 2016.

iii.    Serviços Gráficos S.A., providing graphic services, maturing on July 01, 2015.

iv.   Pax Participações S.A., to provide consulting and advisory services, with maturity agreement on April 30, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

v.      Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2016.

As of March 31, 2015, balances payable to related companies amounting to R$3,108 (R$3,286 as of December 31, 2014) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A..

During the period ended on March 31, 2015, the subsidiary VRG recognized the total expenses related to these services of R$3,896 (R$3,481 as of March 31, 2014).

c)    Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d)    Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of March 31, 2015, VRG holds three series of Guaranteed Notes for maintenance of engines, issued on March 11, 2013, February 14, 2014 and March 13, 2015, maturing up to 3 years. During the period ended March 31, 2015 the spending on engine maintenance conducted by Delta Air Lines was R$71,755 (R$10,602 as of March 31, 2014).

e)    Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market. The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received during the period ended March 31, 2015, the second and the third installments, both in the amount of R$16,519, will be received in June 2015 and 2016, respectively. The agreement will mature within 5 years and the installments will be amortized monthly. On June 30, 2014, the company has deffered revenue in the amount of R$24,300 and R$65,422 recorded as “Other Liabilities” in the current and noncurrent liability, respectively (R$22,430 and R$71,030 as of December 31, 2014, in the current and noncurrent liability, respectively).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

f)     Remuneration of key management personnel

	03/31/2015	03/31/2014
Salaries and benefits	5,411	5,760
Related taxes and charges	937	1,324
Share-based payments	2,069	1,075
	8,417	8,159

As of March 31, 2015 and 2014 the Company did not offer post employment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13.  Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)    Stock Option Plan

The Company’s Stock Options Plan had changes approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010. The beneficiaries of the shares are allowed to purchase the option after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

For plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. On all the granted plans, the options may also be exercised within 10 years after the grant date.

On all the stock options, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Stock Options Plan
Option year	Board meeting	Total options granted	Outstan-ding options	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Average remaining maturity (in years)
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	2
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	3
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	4
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	5
2010 (b)	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	6
2011	12/20/2010	2,722,444	966,890	27.83	16.07 (c)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	536,330	12.81	5.32 (d)	52.25%	2.26%	9.00%	8
2013	05/13/2013	802,296	572,616	12.76	6.54 (e)	46.91%	2.00%	7.50%	9
2014	08/12/2014	653,130	548,061	11.31	7.98 (f)	52.66%	3.27%	11.00%	10
		9,277,386	3,812,053	19.44					6.96

(a)           In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)           In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)           The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)           The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)           The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)            The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

The movement of the stock options for the period ended March 31, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	3,861,742	19.44
Options cancelled and adjustments in estimated lost rights	(49,689)	27.83
Options outstanding as of March 31, 2015	3,812,053	19.33

Number of options exercisable as of December 31, 2014	3,235,562	20.93
Number of options exercisable as of March 31, 2015	2,293,516	23.97

b)    Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012. The transfer of the restricted shares will occur after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%
2014	08/12/2014	804,073	11.31	52.66%	11.0%
		2,106,009

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As of March 31, 2015, the Company transferred 19,093 restricted shares to its beneficiaries, amounting R$225.

Smiles

The Stock Option Plan

Stock Options Plan
Option year	Board Meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043

(a)     The fair value calculated for the plan was R$4.84, R$4.20 and R$3.73 for the respective periods of vesting from 2013 to 2016.

(b)     The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options for the period ended March 31, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	1,347,926	28.75
Options exercised	(230,000)	21.53
Options outstanding as of March 31, 2015	1,117,926	27.25

For the  period ended March 31, 2015, the Company recorded in stockholders' equity a result from share-based payments in the amount of R$2,786 related to Company’s stockholders, which R$325 is related to Smiles, and R$274  related to its non-controlling stockholders (R$9,084 related to Company’s stockholders and R$1,254 related to its non-controlling stockholders for the year ended December 31, 2014) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

14.  Investments

The investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

The amount of consolidated investments is related to 21.3% of the working capital of Netpoints Fidelidade S.A., hold by the subsidiary Smiles, and to SCP Trip investment, hold by the subsidiary VRG, both registered as equity method.

The change in investments during the period ended March 31, 2015 is as follows:

	Individual				Consolidated
	Gol Dominicana	VRG	Smiles	Total	Trip	Netpoints	Total
Relevant information of the Company’s subsidiaries as of March 31, 2015:
Total number of shares	-	4,251,383,432	122,739,269	-	-	60,492,404	-
Capital	8,846	3,343,381	142,948	-	1,318	63,451	-
Interest	100.0%	100.0%	54.2%	-	60.0%	21.3%	-
Total stockholder’s equity	2,783	(391,801)	481,183	-	3,731	23,620	-
Unrealized gains (a)	-	-	(27,951)	-	-	-	-
Adjusted stockholder’s equity (b)	2,783	(391,801)	233,015	-	2,240	20,203	-
Net (loss) income for the period	(996)	(315,712)	69,595	-	243	(50,965)	-
Unrealized gains (a)	-	-	(146)	-	-	-	-
Net (loss) income for the year attributable to Company’s stockholders	(996)	(315,712)	37,615	-	148	(1,371)	-

Changes on investments:
Balance as of December 31, 2014	1,197	(12,796)	192,819	181,220	2,092	6,391	8,483
Equity in subsidiaries	(996)	(315,712)	37,615	(279,093)	148	(1,371)	(1,223)
Exchange variation from foreign subsidiaries	(39)	(45)	-	(84)	-	-	-
Unrealized hedge losses	-	(39,843)	-	(39,843)	-	-	-
Gains due to change on investment	-	-	2,256	2,256	-	-	-
Capital increase	2,621	-	-	2,621	-	-	-
Goodwill on investment acquisition	-	-	-	-	-	15,183	15,183
Share-based payments	-	-	325	325	-	-	-
Amortization losses, net of sale leaseback (c)	-	(1,622)	-	(1,622)	-	-	-
Balance as of March 31, 2015	2,783	(370,018)	233,015	(134,220)	2,240	20,203	22,443

(a) Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated Interim Financial Information purposes, only take place when the participants of the program are effectively transported by VRG.

(b) The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c) The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of March 31, 2015, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of March 31, 2015 was R$21,783 (R$23,406 as of December 31, 2014). For further details, see Note 30b.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

15.  Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred stockholders are entitled to receive dividends per share 35 (thirty five) times of the dividends per share paid to common stockholders. Therefore, the Company understands that the economic capacity of the preferred shares is higher than the common shares.

Consequently, result per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual
	03/31/2015		03/31/2014
	Common	Preferred	Common	Preferred
Numerator
Net loss for the period attributable to Company’ stockholders	(342,118)	(362,438)	(68,190)	(63,005)
Diluted securities effect - Smiles (a)	(168)	(178)	(71)	(66)
	(342,286)	(362,616)	(68,261)	(63,071)
Denominator
Weighted average number of outstanding shares (In thousands)	5,539,261	152,403	5,035,030	132,919
Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	5,539,261	152,403	5,035,030	132,919

Basic loss per share (b)	(0.062)	(2.378)	(0.014)	(0.474)
Diluted loss per share (b)	(0.062)	(2.379)	(0.014)	(0.475)

(a) Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

(b) The weighted average considers the split of common shares approved at the Extraordinary General Meeting held on March 23, 2015, in accordance with CPC 41 (IAS 33). Earnings per share presented reflects of the economic strenght of each class of shares.

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 13. However, due to the losses reported for the period ended on March 31, 2015, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16.  Property, plant and equipment

Individual

The balance corresponds to advances for acquisition of aircraft and are related to prepayments made based on the contracts with Boeing Company to acquire 20 aircraft 737-800 Next Generation (21 aircraft as of December 31, 2014) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2014) in the amount of R$467,811 (R$434,387 as of December 31, 2014) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2014), both held by the subsidiary GAC.

Consolidated

	03/31/2015				12/31/2014
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leasing (a)	4%	3,086,855	(1,044,522)	2,042,333	2,079,724
Sets of replacement parts and spares engines	4%	1,130,901	(375,148)	755,753	755,640
Aircraft reconfigurations/overhauling	30%	1,042,750	(779,800)	262,950	198,359
Aircraft and safety equipment	20%	2,051	(1,238)	813	840
Tools	10%	29,355	(15,954)	13,401	13,751
		5,291,912	(2,216,662)	3,075,250	3,048,314

Impairment losses (b)	-	(26,101)	-	(26,101)	(33,381)
		5,265,811	(2,216,662)	3,049,149	3,014,933
Property, plant and equipment in use
Vehicles	20%	10,231	(8,630)	1,601	1,709
Machinery and equipment	10%	50,727	(25,997)	24,730	25,647
Furniture and fixtures	10%	21,695	(14,312)	7,383	7,091
Computers and peripherals	20%	38,257	(27,877)	10,380	10,940
Communication equipment	10%	2,532	(1,540)	992	1,032
Facilities	10%	4,493	(3,840)	653	724
Maintenance center - Confins	10%	105,971	(49,719)	56,252	58,954
Leasehold improvements	20%	52,042	(42,423)	9,619	10,297
Construction in progress	-	19,192	-	19,192	14,510
		305,140	(174,338)	130,802	130,904
		5,570,951	(2,391,000)	3,179,951	3,145,837
Advances for aircraft acquisition	-	495,292	-	495,292	456,197
		6,066,243	(2,391,000)	3,675,243	3,602,034

(a)  The aircraft under finance lease with purchase option at the end of the agreement are linearly depreciated by the estimated useful life until its residual value of 20%, estimated based on market values.

(b)  Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (*)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159
Additions	60,679	189,917	482,911	18,064	751,571
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
As of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034
Additions	(2,920)	127,497	217,837	7,182	349,596
Disposals	-	(4,230)	(178,742)	-	(182,972)
Depreciation	(34,471)	(51,661)	-	(7,283)	(93,415)
As of March 31, 2015	2,042,333	1,006,815	495,292	130,803	3,675,243

(*) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

17.  Intangible assets

	Goodwill	Airport operating licenses	Software	Total
Balance as of December 31, 2013	542,302	1,038,900	112,988	1,694,190
Additions	15,183	-	46,308	61,491
Disposals	-	-	(4)	(4)
Amortizations	-	-	(41,491)	(41,491)
Balance as of December 31, 2014	557,485	1,038,900	117,801	1,714,186
Additions	-	-	9,353	9,353
Disposals (*)	(15,183)	-	-	(15,183)
Amortizations	-	-	(7,010)	(7,010)
Balance as of March 31, 2015	542,302	1,038,900	120,144	1,701,346

(*) Referes to the goodwill transfer related to Netpoints S.A. acquisition by the subsidiary Smiles S.A., under “investments” for better presentation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

18.  Short and long-term debt

	Maturity of the contract	Interest rate	Individual		Consolidated
			03/31/2015	12/31/2014	03/31/2015	12/31/2014
Short-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	3,119	3,111
Debentures IV (b)	Sep, 2018	128% from DI	-	-	172,677	166,974
Debentures Smiles (c)	Jul, 2015	115% from DI	-	-	203,737	347,484
Safra (d)	May, 2018	128% from DI	-	-	16,435	16,357
Interest	-	-	-	-	986	10,153
Foreign currency (in US$):
J. P. Morgan (e)	Feb, 2016	0.91% p.a.	-	-	105,128	54,213
Finimp (f)	Mar, 2016	3.21% p.a.	-	-	212,157	117,598
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	16,951	14,048
Interest	-	-	50,970	56,619	49,578	55,470
			50,970	56,619	780,768	785,408
Financial lease	Jul, 2025	4.97% p.a.	-	-	390,518	325,326
Total short-term debt			50,970	56,619	1,171,286	1,110,734

Long-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	4,130	4,904
Debentures IV (b)	Sep, 2018	128% from CDI	-	-	443,706	443,076
Debentures V (h)	Jun, 2017	128% from CDI	-	-	491,562	490,625
Safra (d)	May, 2018	128% from DI	-	-	82,585	82,585
Foreign currency (in US$):
J.P. Morgan (e)	Mar, 2018	0.90% p.a.	-	-	84,340	13,566
Engine Facility (Cacib) (g)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	187,385	158,447
Senior Bond I (i)	Apr, 2017	7.50% p.a.	269,982	223,543	269,982	223,543
Senior Bond II (j)	Jul, 2020	9.25% p.a.	494,170	408,663	494,170	408,663
Senior Bond III (k)	Feb, 2023	10.75% p.a.	112,864	93,450	102,708	82,970
Senior Bond IV (l)	Jan, 2022	8.87% p.a.	1,016,913	841,313	1,016,913	841,313
Perpetual Bond (m)	-	8.75% p.a.	641,600	531,240	574,232	475,460
			2,535,529	2,098,209	3,751,713	3,225,152
Financial lease	Jul, 2025	4.97% p.a.	-	-	2,201,484	1,899,353
Total long-term debt			2,535,529	2,098,209	5,953,197	5,124,505

Total			2,586,499	2,154,828	7,124,483	6,235,239

(a) Credit line obtained on June 27, 2012, to the expansion of the aircraft maintenance Center ("CMA").

(b) Issuance of 600 debentures on September 30, 2010, which the amount raised were used to supply working capital on the subsidiary VRG.

(c) Issuance of 60,000 debentures on July 15, 2014, which the amount raised were used on the capital reduction on Smiles, at the same date.

(d)The total amount of the financing as of March 31, 2015 was R$99,020 with guaranteed deposits in the amount of R$43,028 as shown in Note 6.

(e) Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 12d.

(f)  Credit line with Banco do Brasil and Banco Safra of import financing for purchase of spare parts and aircraft equipment.

(g)Credit line raised on June 30, 2014 with Credit Agricole.

(h)Issuance of 500 debentures on June 10, 2011, which the amount raised was used to supply working capital on the subsidiary VRG.

(i)  Issuance of the Bond by the subsidiary Finance on March 22, 2007was used on pre-payments financing for purchase of aircraft.

(j)  Issuance of Bond by the subsidiary Finance on July 13, 2010 in order to pay debts held by the Company.

(k) Issuance of the Bond by the subsidiary VRG on February 07, 2013 in order to finance the pre-payment of debts that will mature in the next 3 years. The total amount of the Bond was transferred to the subsidiary LuxCo, along with the financial applications acquired on the date of issuance, and and a portion of the loan was prepaid.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

(l)  Issuance of the Bond by the subsidiary LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(m) Issuance of the Bond by the subsidiary Finance on April 05, 2006 to finance aircraft purchase and bank loans.

The maturities of long-term debt as of March 31, 2015 are as follows:

	2016	2017	2018	2019	After 2019	Without maturity date	Total
Individual
Foreign currency (in US$):
Senior Bond I	-	269,982	-	-	-	-	269,982
Senior Bond II	-	-	-	-	494,170	-	494,170
Senior Bond III	-	-	-	-	112,864	-	112,864
Senior Bond IV	-	-	-	-	1,016,913	-	1,016,913
Perpetual Bond	-	-	-	-	-	641,600	641,600
Total	-	269,982	-	-	1,623,947	641,600	2,535,529

Consolidated
Local currency:
BNDES - Direct	2,323	1,807	-	-	-	-	4,130
Safra	33,333	33,333	15,919	-	-	-	82,585
Debentures IV	50,100	50,100	343,506	-	-	-	443,706
Debentures V	250,000	241,562	-	-	-	-	491,562
Foreign currency (in US$):
J.P. Morgan	32,834	43,350	8,156	-	-	-	84,340
Engine Facility (Cacib)	12,869	17,159	17,159	17,159	123,039	-	187,385
Senior Bond I	-	269,982	-	-	-	-	269,982
Senior Bond II	-	-	-	-	494,170	-	494,170
Senior Bond III	-	-	-	-	102,708	-	102,708
Senior Bond IV	-	-	-	-	1,016,913	-	1,016,913
Perpetual Bond	-	-	-	-	-	574,232	574,232
Total	381,459	657,293	384,740	17,159	1,736,830	574,232	3,751,713

The fair value of senior and perpetual bond as of March 31, 2015 is as follows:

	Individual		Consolidated
	Book	Market	Book	Market
Senior Bonds (*)	1,893,929	1,597,521	1,883,773	1,597,521
Perpetual Bond	641,600	429,327	574,232	384,247

(*) Senior and Perpetual Bonds' market prices are obtained through the current market quotations (level 1).

a)    Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$3,177,481, as of March 31, 2015 (R$2,749,692 as of December 31, 2014), hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V), with semi-annual measurements. As of December 31, 2014, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 4.58, and (ii) coverage of debt (CID) of at least 1.00. As of March 31, 2015, the Company did not performed measurement, since the measures from December 31, 2014 were still valid.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    New loans from the period ended March 31, 2015

The Company, during the period ended March 31, 2015, obtained new debt financings, as below:

i. Import financing (Finimp): The subsidiary VRG raised funds through long-term financings during the period, with promissory notes as guarantee of the operations. The information related to the loans are below:

Date of loan	Financial institution	Amount raised (US$)	Amount raised (R$)	Interest rate	Maturity date
02/13/2015	Banco do Brasil	6,557	21,034	4.27% p.a.	02/10/2016
03/09/2015	Banco do Brasil	6,019	19,308	4.16% p.a.	03/03/2016
03/30/2015	Banco Safra	8,156	26,167	4.05% p.a.	03/24/2016

ii. Financing of engine maintenance (J.P. Morgan): On March 13, 2015, the subsidiary VRG obtained a financing in the amount of R$130,795 (US$40,539 at the date of the loan) with quarterly amortization and interest payments and issuance costs of R$4,198 (US$1,334 at the date of the loan) and financial guarantee by Export-Import Bank of the United States (“Ex-Im Bank”).

c)    Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed below:

	Consolidated
	03/31/2015	12/31/2014
2015	371,587	417,149
2016	482,104	399,179
2017	446,174	369,429
2018	438,542	363,110
2019	364,945	302,171
Beyond 2019	851,907	698,898
Total minimum lease payments	2,955,259	2,549,936
Less total interest	(363,257)	(325,257)
Present value of minimum lease payments	2,592,002	2,224,679
Less current portion	(390,518)	(325,326)
Noncurrent portion	2,201,484	1,899,353

The discount rate used to calculate the present value of the minimum lease payments was 4.97% as of March 31, 2015 (5.00% as of December 31, 2014). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of March 31, 2015, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$205,849 (R$164,446 as of December 31, 2014) and are recorded in long-term debt.

19.  Salaries, wages and benefits

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Salaries	-	-	188,928	158,216
INSS and FGTS recoverable	578	511	72,675	67,189
Profit sharing plan	-	-	22,593	24,984
Others	12	8	6,640	5,051
	590	519	290,836	255,440

20.  Taxes payable

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
PIS and COFINS	-	-	34,788	36,277
Withoholding tax on installments	-	-	1,551	-
Withholding taxes on salaries	2	-	34,363	27,841
ICMS	-	-	36,742	36,212
Tax on import	-	-	3,467	3,467
CIDE	143	-	2,606	1,480
IOF	35	-	35	35
IRPJ and CSLL payable	2,231	-	49,338	15,791
Others	52	-	14,002	13,798
	2,463	-	176,892	134,901

Current	2,463	-	140,081	100,094
Noncurrent	-	-	36,811	34,807

21.  Advance ticket sales

As of March 31, 2015, the balance of transport to perform classified in current liabilities was R$912,809 (R$1,1010,611 as of December 31, 2014) and is represented by 5,078,190 coupons tickets sold and not yet used (5,382,145 as of December 31, 2014) with an average use of 57 days (40 days as of December 31, 2014).

22.  Mileage program

As of March 31, 2015, the balance of Smiles deferred revenue is R$234,733  (R$220,212 as of December 31, 2014) and R$616,432 (R$559,506 as of December 31, 2014) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of March 31, 2015 amounted to 44,172,864,009 (42,412,047,693 as of December 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

23.  Advances from customers

The Company, through its subsidiary Smiles, makes advances sales of miles which are recorded under "Advances from customers". As of March 31, 2015, the outstanding balance related to these advances sales is as follows:

	Consolidated
	03/31/2015	12/31/2014
Financial institutions (*)	87,125	1,850
Others	6,546	1,346
	93,671	3,196

(*) A portion of the amount in the current liabilities of R$87,125 (R$1,850 as of December 31, 2014) is related to the miles sales agreement in the approximately total amount of R$109,170 signed on February 25, 2015 along with the financial institution Bradesco Santander S.A..

24.  Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return of VRG and Webjet (a)	Provision for legal proceedings (b)	Total
Balance on December 31, 2014	21,916	361,651	102,093	485,660
Additional provisions recognized	1,049	(25,303)	12,526	(11,728)
Utilized provisions	(6,453)	31,848	(351)	25,044
Foreign exchange variation	2,542	69,284	-	71,826
Balance on March 31, 2015	19,054	437,480	114,268	570,802

As of December 31, 2014
Current	21,916	185,178	-	207,094
Noncurrent	-	176,473	102,093	278,566
	21,916	361,651	102,093	485,660

As of March 31, 2015
Current	19,054	230,456	-	249,510
Noncurrent	-	207,024	114,268	321,292
	19,054	437,480	114,268	570,802

(*) Refers to not utilized provisions.

a)    Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

b)    Provision for legal proceedings

As of March 31, 2015 the Company and its subsidiaries are parties to 29,193 (8,325 labor and 20,868 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	17,214	383	17,597
Civil proceedings	3,261	10	3,271
Labor lawsuits	4,828	3,314	8,142
Labor proceedings	181	2	183
	25,484	3,709	29,193

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	03/31/2015	12/31/2014
Civil	59,568	55,097
Labor	54,700	46,996
	114,268	102,093

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of March 31, 2015 of R$16,945 for civil claims and R$10,062 for labor claims (R$15,786 and R$2,341 as of December 31, 2014 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of March 31, 2015:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$22,042 as disclosed in Note 6.

•  Tax on Services (ISS), the amount of R$17,198 (R$16,470 as of December, 31 2014) arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

•  Customs Penalty in the amount of R$34,564 (R$33,956 as of December, 31 2014) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$43,608 (R$43,246 as of December, 31 2014) related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  VRG’s goodwill in the amount of R$18,167 (R$17,894 as of December, 31 2014) resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$121,206 (R$27,538 as of December, 31 2014) which added to the lawsuits mentioned above, amount to R$272,243 as of March 31, 2015 (R$176,854 as of December, 31 2014).

25.  Stockholders’ equity

a)    Issued capital

As of March 31, 2015, the Company’s capital is represented by 5,174,355,497 shares, of which 5,035,037,140 are common shares and 139,318,357 are preferred shares. On the Extraordinary General Meeting held on March 23, 2015 was approved the deployment of the Company’s common shares, in the ratio of 1 (one) to 35 (thirty five) shares, without changes in the shareholders’ ratio. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	03/31/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.16%	61.22%	100.00%	21.16%	61.22%
Delta Airlines, Inc.	-	5.96%	2.93%	-	5.96%	2.93%
Fidelity Investments	-	5.05%	2.48%	-	5.05%	2.48%
Treasury shares	-	1.50%	0.74%	-	1.50%	0.74%
Other	-	1.33%	0.65%	-	1.33%	0.65%
Free float	-	65.00%	31.98%	-	65.00%	31.98%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The authorized share capital, as of March 31, 2015, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

b)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred stockholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

c)    Treasury shares

As of March 31, 2015, the Company holds 2,064,782 treasury shares, totaling R$31,132, with a market value of R$16,147 (R$31,357 in shares with market value of R$31,633 as of December 31, 2014).

d)    Share-based payments

As of March 31, 2015, the balance of share-based payments reserve was R$96,324 (R$93,763 as of December 31, 2014). The Company recorded a share-based payment expense amounting to R$2,786 related to the Company’s controlling stockholders, of which R$325 is related to Smiles, and R$274 related to its non-controlling stockholders in the period ended March 31, 2015, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$1,592 related to the Company’s controlling stockholders and R$156 related to its non-controlling stockholders as of March 31, 2014).

e)    Other comphensive income (losses)

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of March 31, 2015 corresponds to a net loss of R$178,556 (net loss of R$138,713 as of December 31, 2014) as Note 31.

f)     Cost on issued shares

As of March 31, 2015 and December, 31 2014, the balance of costs on issued shares was R$36,886 on the parent company and R$150,214 on the consolidated balance.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

26.  Revenue

The net revenue has the following breakdown:

	Consolidated
	03/31/2015	03/31/2014
Passenger transportation	2,321,414	2,360,581
Cargo	71,822	77,320
Other revenue	256,742	186,541
Gross revenue	2,649,978	2,624,442

Related taxes	(144,746)	(131,043)
Net revenue	2,505,232	2,493,399

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	03/31/2015%		03/31/2014%
Domestic	2,225,627	88.8	2,219,211	89.0
International	279,605	11.2	274,188	11.0
Net revenue	2,505,232	100.0	2,493,399	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27.  Costs of services, administrative and selling expenses

	Individual
	03/31/2015		03/31/2014
	Total	%	Total	%
Personnel (a)	(1,487)	(28.3)	(2,224)	(5.0)
Services rendered	(829)	(15.8)	(2,589)	(5.9)
Sale-leaseback transactions (b)	8,009	152.3	48,801	111.9
Other operating expenses	(434)	(8.2)	(428)	(1.0)
	5,259	100.0	43,560	100.0

	Consolidated
	03/31/2015
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(338,864)	(15,616)	(57,199)	-	(411,679)	17.5
Fuel and lubricants	(786,806)	-	-	-	(786,806)	33.5
Aircraft rent	(214,649)	-	-	-	(214,649)	9.1
Aircraft insurance	(6,447)	-	-	-	(6,447)	0.3
Maintenance materials and repairs	(147,097)	-	-	-	(147,097)	6.3
Traffic services	(103,484)	(51,486)	(77,857)	-	(232,827)	9.9
Sales and marketing	-	(124,496)	(120)	-	(124,616)	5.3
Tax and landing fees	(168,859)	-	-	-	(168,859)	7.2
Depreciation and amortization	(80,897)	-	(19,528)	-	(100,425)	4.3
Sale-leaseback transactions (b)	-	-	-	8,009	8,009	(0.3)
Other, net	(115,645)	(14,585)	(34,540)	-	(164,770)	7.1
	(1,962,748)	(206,183)	(189,244)	8,009	(2,350,166)	100.0

	Consolidated
	03/31/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(291,496)	(7,492)	(48,311)	-	(347,299)	14.8
Fuel and lubricants	(1,011,322)	-	-	-	(1,011,322)	43.0
Aircraft rent	(212,962)	-	-	-	(212,962)	9.1
Aircraft insurance	(4,885)	-	-	-	(4,885)	0.2
Maintenance materials and repairs	(75,531)	-	-	-	(75,531)	3.2
Traffic services	(92,387)	(23,747)	(49,709)	-	(165,843)	7.1
Sales and marketing	-	(161,233)	-	-	(161,233)	6.9
Tax and landing fees	(151,468)	-	-	-	(151,468)	6.4
Depreciation and amortization	(120,312)	-	(14,940)	-	(135,252)	5.8
Sale-leaseback transactions (b)	-	-	-	48,801	48,801	(2.1)
Other, net	(87,845)	(7,379)	(35,857)	(428)	(131,509)	5.6
	(2,048,208)	(199,851)	(148,817)	48,373	(2,348,503)	100.0

(a)    The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”.

(b)    The amount of R$8,009 (R$48,801 as of March 31, 2014) comprises the gains fully recognized and deferred losses from sale-leaseback transactions of 1 aircraft during the period ended March 31, 2015 (6 aircraft for the period ended March 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.  Financial income (expense)

	Individual		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Financial income
Income from derivatives	-	-	76,891	54,759
Income from short-term investments and investment funds	1,789	1,462	56,921	42,171
Monetary variation	631	673	3,300	2,566
Other	111	-	3,291	3,256
	2,531	2,135	140,403	102,752
Financial expenses
Losses from derivatives	-	(15,901)	(8,861)	(189,145)
Interest on short and long-term debt	(52,617)	(47,700)	(173,121)	(143,105)
Bank interest and expenses	(1,505)	(534)	(11,002)	(5,623)
Loss from short-term investments and investment funds	-	-	(25,865)	(2,526)
Monetary variation	-	-	(1,188)	(976)
Other	(1,402)	(417)	(12,851)	(12,646)
	(55,524)	(64,552)	(232,888)	(354,021)

Foreign exchange variation, net	(370,534)	81,638	(774,068)	57,487

Total	(423,527)	19,221	(866,553)	(193,782)

29.  Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the airline industry and the loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated Interim Financial Information. Additionally, the Company has distinct natures between the two reportable segments, which prevent any form of cost allocation, so there are no common costs and revenues between operating segments.

The Company is the majority shareholder of the subsidiary Smiles, being the non-controlling portion on its capital of 45.8% and 45.5% as of March 31, 2015 and December, 31 2014, respectively.

The information below presents the summarized financial position related to reportable segments for the period ended March 31, 2015 and December 31, 2014:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)    Assets and liabilities of the operational segment

	03/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,520,263	964,357	3,484,620	(570,608)	2,914,012
Noncurrent	7,521,712	711,071	8,232,783	(818,302)	7,414,481
Total assets	10,041,975	1,675,428	11,717,403	(1,388,910)	10,328,493

Liabilities
Current	4,801,595	672,747	5,474,342	(1,127,945)	4,346,397
Noncurrent	6,498,086	521,498	7,019,584	1	7,019,585
Stockholder’s equity	(1,257,706)	481,183	(776,523)	(260,966)	(1,037,489)
Total liabilities and stockholder’s equity	10,041,975	1,675,428	11,717,403	(1,388,910)	10,328,493

	12/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Stockholder’s equity	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and stockholder’s equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Income and expenses of the operational segment

	03/31/2015
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	2,164,276	-	2,164,276	63,182	2,227,458
Cargo and other	231,704	-	231,704	(5,398)	226,306
Miles redeemed revenue	-	245,991	245,991	(194,523)	51,468
Costs	(1,952,721)	(131,767)	(2,084,488)	121,740	(1,962,748)
Net income	443,259	114,224	557,483	(14,999)	542,484

Operating expenses
Sales and marketing	(186,969)	(19,707)	(206,676)	493	(206,183)
Administrative expenses	(186,614)	(8,192)	(194,806)	5,562	(189,244)
Other operating revenue, net	8,009	-	8,009	-	8,009
	(365,574)	(27,899)	(393,473)	6,055	(387,418)

Equity results	37,761	(1,371)	36,390	(37,613)	(1,223)

Finance result
Financial income	134,453	37,326	171,779	(31,376)	140,403
Financial expense	(253,363)	(10,900)	(264,263)	31,375	(232,888)
Exchange rate changes, net	(769,406)	(4,662)	(774,068)	-	(774,068)

Income (loss) before income tax and social contribution	(772,870)	106,718	(666,152)	(46,558)	(712,710)

Current and deferred income tax and social contribution	77,036	(37,123)	39,913	75	39,988
Total income (loss), net	(695,834)	69,595	(626,239)	(46,483)	(672,722)

Attributable to Company’ stockholders	(695,834)	69,595	(626,239)	(78,317)	(704,556)
Attributable to non-controlling stockholders	-	-	-	31,834	31,834

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	03/31/2014
	Fligh transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	2,243,753	-	2,243,753	40,535	2,284,288
Cargo and other	178,805	-	178,805	8,588	187,393
Miles redeemed revenue	-	188,089	188,089	(166,371)	21,718
Costs	(2,056,386)	(99,788)	(2,156,174)	107,966	(2,048,208)
Net income	366,172	88,301	454,473	(9,282)	445,191

Operating expenses
Sales and marketing	(194,860)	(13,145)	(208,005)	8,154	(199,851)
Administrative expenses	(154,792)	(6,119)	(160,911)	12,094	(148,817)
Other operating revenue, net	48,373	-	48,373		48,373
	(301,279)	(19,264)	(320,543)	20,248	(300,295)

Equity results	-	(446)	(446)	-	(446)

Finance result
Financial income	92,064	49,931	141,995	(39,243)	102,752
Financial expense	(393,246)	(18)	(393,264)	39,243	(354,021)
Exchange rate changes, net	57,130	357	57,487	-	57,487

Income (loss) before income tax and social contribution	(179,159)	118,861	(60,298)	10,966	(49,332)

Current and deferred income tax and social contribution	(9,002)	(40,548)	(49,550)	2,736	(46,814)
Total income (loss), net	(188,161)	78,313	(109,848)	13,702	(96,146)

Attributable to Company’ stockholders	(188,161)	78,313	(109,848)	(21,347)	(131,195)
Attributable to non-controlling stockholders	-	-	-	35,049	35,049

In the individual Interim Financial Information of the subsidiary Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated Interim Financial Information, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30.  Commitments

As of March 31, 2015 the Company holds 129 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$47,372,825 (corresponding to US$14,767,090 at the reporting date) and are segregated according to the following years:

	03/31/2015	12/31/2014
2015	1,336,145	1,323,818
2016	1,672,853	1,385,110
2017	2,575,796	2,132,740
2018	1,759,363	1,456,740
2019	5,392,982	4,465,348
Beyond 2019	34,635,686	28,678,089
	47,372,825	39,441,845

As of March 31, 2015, from the total orders mentioned above, the Company holds the amount of R$6,348,618 (corresponding to US$1,978,996  at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	03/31/2015	12/31/2014
2015	306,369	289,945
2016	186,253	154,216
2017	323,551	267,898
2018	786,389	651,124
2019	839,329	694,958
Beyond 2019	3,906,727	3,234,741
	6,348,618	5,292,882

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of March 31, 2015, the total fleet leased was comprised of 140 aircraft, of which 95 were under operating leases and 45 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the period ended March 31, 2015, the Company received 1 aircraft and returned 2 aircraft under operating lease contracts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)    Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	03/31/2015	12/31/2014
2015	712,584	785,052
2016	907,801	697,744
2017	831,041	632,899
2018	706,347	539,329
2019	636,030	482,752
Beyond 2019	2,158,805	1,657,034
Total minimum lease payments	5,952,608	4,794,810

b)    Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months. The amounts registered during the period ended March 31, 2015 and December 31, 2014 are as follows:

	Prepaid expenses				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Deferred losses (*)	8,280	8,280	16,177	18,245	-	-	-	-
Deferred gains (**)	-	-	-	-	1,783	1,783	891	1,337

(*)  Related to 2 aircraft from transactions on 2006.

(**) Related to 11 aircraft from transactions from 2006 to 2009.

Additionally, during the period ended on March 31, 2015, the Company recorded a net gain of R$8,009 resulting from 1 aircraft received during the period (R$48,801 related to 6 aircraft received during the period ended March 31, 2014) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

31.  Financial instruments and risks management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, can presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of March 31, 2015 and December 31, 2014 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Assets
Cash and cash equivalents	1,956,292	1,898,773	-	-
Short-term investments (a)	40,513	296,824	-	-
Restricted cash	399,002	331,550	-	-
Derivatives operations assets (b)	52,310	18,846	-	-
Accounts receivable	-	-	447,830	352,284
Deposits (c)	-	-	643,029	526,822
Other credits	-	-	62,274	65,120

Liabilities
Loans and financing (d)	-	-	7,124,483	6,235,239
Suppliers	-	-	677,980	686,151
Derivatives obligations (b)	131,760	85,366	-	-

(a)    The Company manages its investments as held for trading to pay its operational expenses.

(b)    The Company registered as of March 31, 2015 the amount net of R$178,556, net of tax effects (R$138,713 as of December 31, 2014) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25e.

(c)    Excludes the escrow deposits, as mentioned in Note 11.

(d)   The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 18.

As of March 31, 2015 the Company had no financial assets available for sale.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)    Fuel price risk

As of March 31, 2015, fuel expenses accounted for 33.6% of the costs and operating expenses of the Company. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company holds derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

As of March 31, 2015, there are no open transactions of derivatives instruments of fuel price variation hedge.

b)    Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated trade accounts payable, leasing provision and leases and financing.

The Company’s revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company holds derivative financial instruments that are referenced to the U.S. Dollar.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The currency exposure of the Company on March 31, 2015 and December 31, 2014 is shown below:

	Individual		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Assets
Cash and short-term investments	527,512	457,902	1,124,345	954,227
Trade receivables	-	-	50,052	35,095
Deposits	-	-	626,200	526,822
Prepaid expenses with leases	-	-	8,477	44,093
Result from hedge operations	-	-	52,310	18,846
Others	-	-	1,317	9,572
Total assets	527,512	457,902	1,862,701	1,588,655

Liabilities
Foreign suppliers		-	120,789	69,733
Short and long-term debt	2,586,499	2,154,828	3,113,544	2,445,291
Finance leases payable	-	-	2,592,002	2,224,679
Other leases payable	-	-	75,999	56,837
Provision for aircraft return	-	-	437,480	361,651
Contingency provision	-	-	6	227
Related parties	186,826	151,408	-	-
Total liabilities	2,773,325	2,306,236	6,339,820	5,158,418
Exchange exposure in R$	2,245,813	1,848,334	4,477,119	3,569,763

Obligations not registered in the statements of financial position
Future obligations resulting from operating leases	-	-	5,952,608	4,794,810
Future obligations resulting from firm aircraft orders	47,372,825	39,441,845	47,372,825	39,441,845
Total	47,372,825	39,441,845	53,325,433	44,236,655

Total exchange exposure R$	49,618,638	41,290,179	57,802,552	47,806,418
Total exchange exposure US$	15,467,156	15,544,831	18,018,252	17,998,049
Exchange rate (R$/US$)	3.2080	2,6562	3.2080	2.6562

c)    Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, of which the installments to be paid are indexed to the Libor after date that the aircraft are delivered. Another relevant exposure is the local investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company holds swap derivatives.

d)    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risks, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)    Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of March 31, 2015, the weighted average maturity of the Company’s financial assets was 58 days and of financial debt, excluding perpetual bonds, was 4 years.

The schedule of financial liability hold by the Company is shown bellow:

As of March 31, 2015	Immediate	Less than 6 months	6 a 12 months	1 a 5 years	Up to 5 years	Total
Short and long-term debt	-	105,128	873,411	1,552,101	4,593,843	7,124,483
Suppliers	55,084	565,305	57,584	7	-	677,980
Salaries, wages and benefits	123,818	17,300	149,705	13	-	290,836
Taxes payable	-	140,081	-	36,811	-	176,892
Taxes and landing fees	-	300,159	-	-	-	300,159
Liabilities from derivative transactions	-	131,760	-	-	-	131,760
Provisions	-	224,444	25,066	206,865	114,427	570,802
Other liabilities	26,312	62,538	54,723	55,111	36,741	235,425
	205,214	1,546,715	1,160,489	1,850,908	4,745,011	9,508,337

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

f)     Capital management

The table below shows the financial leverage rate as of March 31, 2015 and December 31, 2014:

	Consolidated
	03/31/2015	12/31/2014
(Deficit) stockholder’s equity (b)	(1,037,489)	(332,974)
Cash and cash equivalents	(1,956,292)	(1,898,773)
Restricted cash	(399,002)	(331,550)
Short-term investments	(40,513)	(296,824)
Short- and long-term debts	7,124,483	6,235,239
Net debt (a)	4,728,676	3,708,092
Leverage ratio (a)/(b)	456%	1,114%

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following statements of financial position line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Total

Asset (liability) as of December 31, 2014	19	15,134	(81,673)	(66,520)
Fair value variations:
Net losses recognized in profit or loss	(19)	72,776	(1)	72,756
Losses recognized in other comprehensive income	(1,437)	-	(66,902)	(68,339)
Payments (cash receipts) during the period	1,636	(35,799)	16,816	(17,347)
Asset (liability) as of March 31, 2015 (*)	199	52,111	(131,760)	(79,450)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Total

Balance as of December 31, 2014	168	-	(138,881)	(138,713)
Fair value adjustments during the period	(1,437)	-	(66,902)	(68,339)
Reversal, net to profit or loss (b)	(255)	-	8,226	7,971
Tax effect	576	-	19,949	20,525
Balance as of March 31, 2015	(948)	-	(177,608)	(178,556)

Effects on result (a+b)	236	72,776	(8,227)	64,785

Operational income	-	-	(3,245)	(3,245)
Financial income (expense)	236	72,776	(4,982)	68,030

(*)  Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$15,840 of assets related to hedges held in an exclusive fund.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company adopts the hedge accounting. The derivatives contracted to hedge interest rate risk and fuel price risk are classified as "cash flow hedge", according to the parameters described in CPC 38.

Classification of derivatives financial instruments

i)     Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in stockholders’ equity until the hedged revenue or expense is recognized.

The Company estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80% and 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from stockholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii)     Derivative financial instruments not designated as hedge

The Company holds derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity.

Hedge activities

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of March 31, 2015, the Company and its subsidiaries do not hold fuel contracts designated as cash flow hedge accounting.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The gains and losses from the derivative contracts for the years ended March 31, 2015 and December 31, 2014 are summarized below:

Closing balance on	03/31/2015	12/31/2014
Fair value at end of the period (R$)	199	-
Gains with hedge effectiveness recognized in stockholders’ equity, net of taxes (R$)	(948)	168

Period ended on	03/31/2015	12/31/2014
Hedge result recognized in financial revenue (expenses) (R$)	241	(189,078)
Total gains (losses) (R$)	241	(189,078)

As of March 31, 2015, the Company and its subsidiaries do not hold derivatives non-designated as oil hedge accounting (cash flow).

Closing balance on	03/31/2015	12/31/2014
Fair value at the end of the period (R$)	-	19
Losses recognized in financial expense (R$)	(5)	(181,118)

Closing balance on	03/31/2015	12/31/2014
Volume hedged for future periods (Thousand barrels)	256	651
Volume engaged for future periods (Thousand barrels)	333	945

	2Q15	3Q15	4Q15	1Q16	Total 12M
Percentage of fuel exposure hedged	11%	0%	0%	0%	3%
Amount agreed in barrels (thousands barrels)	333	-	-	-	333
Future rate agreed per barrel (US$) (*)	89.46	-	-	-	89.46
Total in Brazilian Reais (**)	95,663	-	-	-	95,663

(*)    Weighted average between call strikes.

(**)  The exchange rate: R$3.2080/US$1.00.

b)      Foreign exchange hedge

As of March 31, 2015, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the periods ended on March 31, 2015 and December 31, 2014, are presented below:

	03/31/2015	12/31/2014
Fair value at the end of period (R$)	52,111	15,134
Volume hedged for future periods (US$)	96,000	107,000

Period ended on	03/31/2015	12/31/2014
Gains (losses) recognized in financial revenue (expense) (R$)	72,776	(24,722)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	2Q15	3Q15	4Q15	Total 12M
Percentage of cash flow exposure	20%	0%	0%	5%
Notional amount (US$)	96,000	-	-	96,000
Future rate agreed (R$)	2.6804	-	-	2.6804
Total in Brazilian Reais	257,318	-	-	257,318

c)      Interest rate hedges

As of March 31, 2015, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at	03/31/2015	12/31/2014
Fair value at the end of the period (R$)	(131,760)	(81,673)
Nominal value at the end of the period (US$)	594,714	591,150
Hedge losses recognized in stockholders’ equity, net of taxes (R$)	(117,608)	(138,881)

Period ended on	03/31/2015	12/31/2014
Losses recognized in financial expense (R$)	(4,685)	(48,412)
Losses recognized as operational costs (R$)	(3,245)	(13,093)
Total losses	(7,930)	(61,505)

As of March 31, 2015 the Company’s position in Libor interest derivative agreements not designated for hedge accounting is as follows:

Period ended on	03/31/2015	12/31/2014
Losses recognized in financial expense (R$)	(297)	-

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next Interim Financial Information. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of March 31, 2015 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Individual

i)     Foreign exchange risk

As of March 31, 2015, the Company has a currency exposure of R$2,245,813 (see Note 31b). On this date, the exchange rate adopted was R$3.2080/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed amount	Likely	Possible adverse scenario	Remote adverse scenario
			scenario	+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(2,245,813)	-	(561,453)*	(1,122,907)*

		Dollar	3.2080	4.0100	4.8120

(*)     Negative amounts correspond to net losses in case of exchange variation.

Consolidated

i)     Fuel risk factor

As of March 31, 2015, the Company holds oil derivative contracts amounting 333 thousand barrels maturiting on June, 2015. The likely scenario is the market curve for the Heating Oil, which amounted as of March 31, 2015, US$72.13/bbl.

Risk	Exposed amount	Adverse Scenario Remote	Possible Adverse Scenario
		-50%	-25%
Decrease on the market prices	199	(199)	(199)

	Heating Oil	36.06	54.10

ii)     Foreign exchange risk factor

As of March 31, 2015, the Company holds Dollar derivative contracts with a notional value of US$96,000 with maturity until May, 2015, and a net exchange exposure liability of R$4,477,119 (see Note 31b). At the current date, the Company adopted the closing exchange rate of R$3.2080/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.6040/USD	R$2.4060/USD	R$4.0100/USD	R$4.8120/USD
Liabilities, net	(4,477,119)*	2,238,560	1,119,280	(1,119,280)*	(2,238,560)*
Derivative	52,111	(153,444)*	(76,722)*	76,723	153,445
	(4,425,008)	2,085,116	1,042,558	(1,042,557)	(2,085,115)*

(*)  Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

III)   Interest risk factor

As of March 31, 2015, the Company holds financial investments and liabilities indexed to several rates, and Libor interest.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of March 31, 2015 (see Note 18), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Financial investments - Short and Long-term debt, net (*)	Increase in the CDI rate	(207,788)	-	(21,509)	(43,018)
Derivative	Decrease in the Libor rate	(130,058)	-	(85,010)	(167,509)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)      Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2015 and December 31, 2014:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the interim financial information - ITR

March 31, 2015

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	03/31/2015		12/31/2014
Financial instrument	Book value 03/31/2015	Other significant observable factors (level 2)	Book value 12/31/2014	Other significant observable factors (level 2)
Cash and cash equivalents	1,956,292	1,956,292	1,898,773	1,898,773
Short-term investments	40,513	40,513	296,824	296,824
Restricted cash	399,002	399,002	331,550	331,550
Rights on derivative transactions	52,310	52,310	18,846	18,846
Liabilities from derivative transactions	(131,760)	(131,760)	(85,366)	(85,366)

32.  Non-cash transactions

Consolidated

As of March 31, 2015, the Company increased its property, plant and equipment in the amount of R$25,303, related to an increase of the provision for aircraft return.

As of March 31, 2015, the Company increased its losses recorded in “other comprehensive income” in the amount of R$39.843 related to cash flow hedge.

33.  Insurance

As of March 31, 2015, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	15,477,705	4,824,721
Civil liability per event/aircraft (*)	2,406,000	750,000
Inventories (*)	449,120	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion in U.S. Dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.